

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Shuang Liu
President and Chief Executive Officer
Goldenwell Biotech, Inc.
50 West Liberty Street, Suite 880
Reno, Nevada 89501

>   **Re: Goldenwell Biotech, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Response dated October 13, 2020**
>   **File No. 333-236561**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 1, 2020 letter.

Response dated October 13, 2020

General

1.   Please be advised that statements in your disclosure and on your website mentioned in comment 3 were only examples. In this regard, we note as additional examples: (1) the company still refers on its website under the caption "DNA Repair" to "Current cancer patients, by acting as a complementary treatment" as a target audience of the DNA Repair product; and (2) the disclosure on page 27 in your amended registration statement filed on September 24, 2020 that appears to refer to "Gene repair function" as one of the "main anticancer functions" of your DNA Repair product. As additional examples, we note the company: (1) still refers on its website under the caption "Sugar Master" and on page 28 of the amended registration statement that the main active ingredients include extracts

"which act as anti-inflammatories;" and (2) has referred on page 29 in the amendment under the caption "Sugar Master Target Audience" to "a complementary treatment to diagnosed diabetics" as a target audience of the Sugar Master product. As a result, it appears that you market your products as providing medical benefits. Products intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Revise to describe the FDA approval required for your products.

You may contact Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Thomas E. Puzzo, Esq.